

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2015

Liron Carmel
Chief Executive Officer
Emerald Medical Applications Corp.
7 Imber Street
Petach Tivka, 4951141

Re: **Emerald Medical Applications Corp.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed December 2, 2015
        File No. 333-206105

Dear Mr. Carmel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2015 letter.

General

1. We note your response to comment 1 that none of the shares currently registered were issued while you were a shell company. However, your disclosure under Item 15 appears to indicate that some of the selling shareholders received the shares being registered prior to July 14, 2015, when you ceased being a shell company, as stated in your response letter dated October 2, 2015. Please clarify and tell us whether any of the shares being registered were issued in a transaction specified in Rule 145(a) of the Securities Act of 1933. Please refer to SEC Release 33-8869 (2007).

2. On page 22 you indicate that Oded Gilboa is your former CFO, but elsewhere in your filing, including the signature page, Mr. Gilboa is named as your current CFO. Please revise to ensure consistency throughout your filing.

Legal Proceedings, page 36

3. Please update this section to include the information in your Current Report on Form 8-K filed December 8, 2015. Please refer to Item 103 of Regulation S-K. Also, make similar revisions to the section titled "Recent Sales of Unregistered Securities."

Exhibit 5

4. Please have counsel revise the legality opinion, stating, if true, that the shares underlying the Class B Warrants, when issued, will be validly issued, fully paid, and non-assessable. See Staff Legal Bulletin No. 19 (CF), Section II.B.1.f, which is available on our website.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Richard Rubin, Esq.